Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”).  In connection with this proposed business combination, Baker Hughes and/or Halliburton may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Baker Hughes and/or Halliburton may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Baker Hughes and/or Halliburton, as applicable.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014 and September 10, 2014.  Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Report on Form 8-K, which was filed with the SEC on October 20, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Employee FAQs (for intranet)

1.	What was announced today?
Halliburton has agreed to acquire Baker Hughes for stock and cash. The merger will combine the two companies’ highly complementary product lines, resulting in a company with a global presence and cutting-edge technologies that will create added value for customers.

2.	How is the deal structured?
Baker Hughes stockholders will receive 1.12 Halliburton shares plus $19 in cash for each share they own.

3.	What is the rationale for this combination?
The proposed combination brings together highly complementary capabilities. It combines Baker Hughes’ strengths in technology and innovation with Halliburton’s scale and supply chain expertise and creates a company able to achieve opportunities and meet challenges faced by our customers that neither company could have done as well or as quickly while standing alone.

4.	I thought last week the negotiations were turning hostile – how did the companies arrive at a friendly deal?
What’s important is where we’ve arrived: at a deal that brings together highly complementary capabilities, at a value that will benefit Baker Hughes’ stockholders.

5.	Is there any concern regulators will block the transaction? How is this being addressed?
Both Baker Hughes and Halliburton have carefully evaluated the legal and regulatory issues, and they are confident they can obtain regulatory approvals.

6.	How will customers react to the combination of two of their largest oilfield service providers?
We are confident our customers will understand the benefits of this transaction for them. Baker Hughes has never been better positioned to deliver the innovation and services that our customers seek and, combined with Halliburton’s highly complementary portfolio, we will be better positioned to help customers efficiently produce safe, affordable energy.

Integration

7.	When will the deal close?
The transaction must be approved by various antitrust authorities and by the stockholders of each company, which is expected to take up to a year or more. Until then we are operating as separate companies and it’s business as usual.

8.	How will Baker Hughes be integrated with Halliburton?
Integration will only occur after the closing of the transaction. Leaders from the two companies will develop an integration plan to guide the process of combining the businesses. Our goal is to ensure a smooth transition for customers, employees and other stakeholders.

9.	Will Baker Hughes change its name?
After the close, we expect to be a fully integrated part of the Halliburton organization.

10.	Do you expect any divestitures as a result of the deal? How will you decide whether to divest Baker Hughes or Halliburton operations?
As part of the approval process, the companies will begin working with regulatory authorities, a process expected to take up to a year. It is likely that some divestitures will be required to satisfy regulatory requirements, but it is too soon to say which operations could be included. We will form an integration team that will carefully plan how to combine our companies in a way that is fair and that ensures a smooth transition for our customers and other stakeholders. Remember that Baker Hughes was built through countless acquisitions, and many of us joined from acquired companies.

11.	Will divestitures be on the Baker Hughes side or on the Halliburton side?
It is too soon to say which operations could be included. We will form an integration team that will carefully plan how to combine our companies in a way that is fair and that ensures a smooth transition for our customers and other stakeholders.

12.	What will happen to Baker Hughes’ executives?
That will be determined through the integration planning process. Halliburton has indicated that it expects to include several Baker Hughes leaders in the combined organization.

13.	How many Baker Hughes employees will be moving to Halliburton as part of this transaction? In what areas?
It is early in the process and none of those decisions have been made at this time.

14.	Could my job be eliminated? When will I know?
While it is too early to speculate how the organizational structure of the two companies will be integrated, to achieve the expected cost-saving synergies, we do expect some headcount reductions.

The companies will be integrated following the closing; this will be guided by an integration planning process. You will hear more about this process as it unfolds in the coming months.

Until we close the transaction, however, the two companies will continue to operate independently. The deal must first be approved by the stockholders of both companies and by regulatory authorities. This process is expected to take up to a year. For that reason, it’s important that everyone continue helping in the coming months to move our business forward.

15.	How will Baker Hughes employees benefit from this transaction?
Employees will benefit from the many opportunities of the larger company. We will have a truly comprehensive suite of products and services to serve the global upstream oil and gas industry. We will benefit from substantial and improved growth opportunities.

A key goal of this transaction is to capitalize on further opportunities in the marketplace for growth and innovation, which will provide greater opportunities for our employees to advance their capabilities and build their careers.

16.	Will any Baker Hughes facilities be closed or employees relocated as a result of this transaction?
There are some overlapping areas of the company that will be evaluated as part of the integration process.  We will form an integration team that will carefully plan how to combine our companies in a way that is fair and that ensures a smooth transition for our customers and other stakeholders.

17.	Will there be any changes in my reporting relationship? Job duties?
Until the deal closes, there is no change in business operations. In the meantime, the top priority of every employee must be – as always – delivering safe, compliant and reliable service.

Customer Questions

18.	How will the Baker Hughes sales organization be impacted?
Until the deal closes, there is no change in business operations. We are separate companies and may not collaborate on bids or otherwise, or discuss proprietary or confidential information. It would be illegal and unethical to do otherwise. If you have questions, please reach out to your manager for specific guidance.

After the transaction closes, our sales organization will have a comprehensive suite of products and services to serve the global upstream oil and gas industry.

19.	What should I tell my customers?
We have begun and will continue to reach out to our customers with the message that:
•	Operationally, business continues as usual for both companies.
•	Our focus continues to be on delivering the service you expect from us – with a focus on safe, compliant and reliable service.
•	Your service team will remain the same and we will continue to communicate with you prior to the closing.

20.	How does this transaction benefit customers, vendors and other partners?
The proposed transaction combines Baker Hughes’ strengths in technology and innovation, with Halliburton’s scale and supply chain expertise.  Customers will benefit from a full breadth of products and services to serve the oil and gas-producing industry worldwide.

21.	Will there be any changes to product pricing or offering as a result of the deal?
Until the deal closes, we are separate companies and will continue to compete vigorously and conduct business as usual.  After closing, the deal will benefit our customers and the combined company will provide the full breadth of products and services to serve the oil and gas-producing industry worldwide. It is too soon to speculate about specific products and pricing of the combined company.